

Mail Stop 3561

January 30, 2018

T. Michael Ansley
President and Chairman
Bagger Dave's Burger Tavern, Inc.
807 W. Front Street
Traverse City, MI 49684

      Re: **Bagger Dave's Burger Tavern, Inc.**
               Amendment No. 1 to
               Schedule 13E-3 filed by Bagger Dave's Burger Tavern, Inc.
               Filed January 23, 2018
               File No. 005-90173

               Revised Preliminary Information Statement on Schedule 14C
               Filed January 23, 2018
               File No. 000-55702

Dear Mr. Ansley:

     We have reviewed your response dated January 23, 2018 and your revised filings and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by amending your filings or by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless otherwise noted, references to our prior comments refer to the comments in our letter dated January 4, 2018.

Schedule 13E-3

1. We note your response to our prior comment 2 and reissue in part. Please also include the information in your latest Form 10-Q in your Schedule 13E-3 or information statement, or include such information as an exhibit to the Schedule 13E-3 as required by Item 1010 of Regulation M-A. Similarly, include the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K for the two most recent fiscal

years and the interim period presented, and book value per share as of the date of the most recent balance sheet presented. In addition, please revise Item 16 of Schedule 13E-3 to accurately reflect the exhibits listed in the Exhibit Index currently appearing on page eight.

Revised Preliminary Information Statement on Schedule 14C

General

2. We note your response to our prior comment 3. Please confirm that you intend to transmit the information statement to all holders of your common stock. Please refer to Rule 14c-2(a).

Certain Information Concerning the Company

Trading Market and Price, page 20

3. Please include your stock price information for the most recent quarter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601, Nicholas Panos, Office of Mergers and Acquisitions, at (202) 551-3266, Bryan Hough, Office of Mergers and Acquisitions, at (202) 551-8625 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Richard Jones, Esq.
        Jones & Haley, P.C.